Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

8 Shaul Hamelech Blvd.

Amot Mishpat Bldg.

Tel Aviv, Israel 6473307

April 2, 2015

Dear Shareholder:

You are cordially invited to attend an Annual General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. to be held at 1:00 p.m., Israel time, on Monday, May 11, 2015, at the offices of Tulchinsky Stern Marciano Cohen Levitski & Co., 4 Berkowitz Street, Museum Tower, 12th Floor, Tel Aviv.

You will be asked at this meeting to take action on the matters set forth in the attached Notice of Annual General Meeting of Shareholders. The Company’s Board of Directors and the Remuneration Committee and Audit Committee thereof are recommending that you vote “FOR” all of the proposals on the agenda, each as specified in the enclosed proxy statement.

At the meeting, a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to personally greeting those shareholders who are able to be present at the meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on Monday, April 13, 2015, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

/s/ Allen Baharaff
ALLEN BAHARAFF
President and Chief Executive Officer

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Galmed Pharmaceuticals Ltd.

8 Shaul Hamelech Blvd.

Amot Mishpat Bldg.

Tel Aviv, Israel 6473307

PROXY STATEMENT

Annual General Meeting of Shareholders

To be Held on May 11, 2015

This Proxy Statement is being solicited by the board of directors (the “Board”) of Galmed Pharmaceuticals Ltd. (the “Company” or “Galmed”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of Tulchinsky Stern Marciano Cohen Levitski & Co., 4 Berkowitz Street, Museum Tower, 12th Floor, Tel Aviv at 1:00 p.m. (Israel time), or at any postponement or adjournment thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	To elect Dr. Maya Halpern as Class I director to serve as a member of the Board of Directors of the Company until the 2018 annual meeting of shareholders;

2.	To approve equity awards to non-management members of the Board of Directors of the Company;

3.	To approve equity awards and the grant of 2014 special bonus to Allen Baharaff, the Company’s President and Chief Executive Officer and a director;

4.	To approve equity awards and the grant of 2014 special bonus to Dr. Maya Halpern, the Company’s Chief Medical Officer and a director;

5.	To approve annual cash bonuses, and related objectives and terms thereof, for 2015 to Allen Baharaff, the Company’s President and Chief Executive Officer and a director, and to Dr. Maya Halpern, the Company’s Chief Medical Officer and a director;

6.	To approve an amendment to the Company’s 2013 Incentive Share Option Plan;

7.	To approve an increase in the number of shares available for future issuance under the Company’s 2013 Incentive Share Option Plan;

8.	To appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm until the 2016 annual meeting of shareholders.

In addition, shareholders will receive and consider the Company’s annual consolidated financial statements for the year ended December 31, 2014.

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Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on Monday, April 13, 2015 (the “Record Date”).

As of March 15, 2015 the Company had outstanding 11,100,453 ordinary shares, par value of 0.01 New Israeli Shekels per share (the “Ordinary Shares”), each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than thirty-three and one third percent (33.33%) of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to May 18, 2015, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if, between them, they represent shares conferring thirty-three and one third percent (33.33%) or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Article 64 of the Company’s Amended and Restated Articles of Association, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the proposals to be presented at the Meeting, provided that, with respect to each of proposals 3(a), 3(b), 4(a), 4(c) and 5(a) below, either (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in such matter, and who are present and voting (abstentions are disregarded); or (ii) the non-controlling shareholders or shareholders who do not have a personal interest in such matter who are present and voting against the election hold two percent (2%) or less of the voting power of the Company (such majority, determined in accordance with clause (i) or (ii), shall be referred to hereinafter as a "Special Majority").

Please note:

Pursuant to the Israeli Companies Law, 5759-1999, as amended (the "Companies Law"), in order for your vote to be counted with respect to the matters on the agenda, you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, (i) whether you are a controlling shareholder of the Company or (ii) if you or any of the following persons have a personal interest in the approval of the relevant matters on the agenda:

•	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a "Relative");

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•	any entity in which you or a Relative of yours hold 5% or more of such entity's outstanding shares or voting rights;

•	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager; and

•	a person voting under a proxy given by you.

In the attached proxy card you will be requested to indicate whether you are a "controlling shareholder" of the Company or whether you have, or any of the persons or entities described above has, a "personal interest", with respect to the matters on the agenda.

If you have not affirmatively indicated on the attached proxy card that you are a "controlling shareholder" of the Company or that you have, or that any of the persons or entities described above has, a "personal interest", your signature on the attached proxy card will certify that you are not a "controlling shareholder" of the Company and that none of the persons or entities described above, including you, has a "personal interest" in the matters on the agenda.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy shall be in writing in a form approved by the Board and shall be delivered to the Company at its registered offices at 8 Shaul Hamelech Blvd., Amot Mishpat Bldg., Tel Aviv, Israel 6473307, Attention: Director of Operations, or at the offices of the Company’s transfer agent, VStock Transfer LLC, at 18 Lafayette Place, Woodmere, New York 11598, not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting. A proxy card shall be delivered to the Company at its registered offices at 8 Shaul Hamelech Blvd., Amot Mishpat Bldg., Tel Aviv, Israel 6473307, Attention: Director of Operations, or at the offices of the Company’s transfer agent at 18 Lafayette Place, Woodmere, New York 11598, by no later than 11:59 p.m., New York time, on the last business day immediately preceding the date of the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to the Company’s transfer agent at the addresses stated above, with respect to a proxy, not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting; and with respect to a proxy card, by no later than 11:59 p.m., New York time, on the last business day immediately preceding the date of the Meeting or adjourned meeting, or presented to the Chairman of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the proposals set forth in the Notice of Annual General Meeting of Shareholders. The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

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BENEFICIAL OWNERSHIP OF SECURITIES BY MANAGEMENT

The following table sets forth certain information, known to the Company as of March 15, 2015, concerning (i) its Office Holders (as defined below) who beneficially own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by members of the Board and other Office Holders of the Company as a group, including Mr. Baharaff and Mr. Hurvitz. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after March 15, 2015 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The number of Ordinary Shares beneficially owned by each individual or group is based upon information in documents filed with the U.S. Securities and Exchange Commission, other publicly available information or information otherwise available to the Company and is believed to be accurate. Percentage ownership information is based on 11,100,453 Ordinary Shares issued and outstanding as of March 15, 2015. This number does not include an aggregate of 2,340,492  Ordinary Shares that were either subject to outstanding equity awards granted or available for grant, of which: (i) 1,944,003 were subject to outstanding options (of which (a) 1,239,752 were vested or will be vested within 60 days as of the date hereof, and (b) 330,000 were allocated by the Board to certain Office Holders and are subject to shareholder approval and/or to the obtainment of a tax pre-ruling from the Israeli Tax Authority); and (ii) 435,126 remained available for future equity awards pursuant to the Company’s 2013 Incentive Share Option Plan (the “2013 Plan”).

Beneficial Owners	Number of Ordinary Shares Beneficially Owned	Percent of Ownership
Allen Baharaff (1)	4,130,140	35.0%
Chaim Hurvitz (2)	1,003,873	9.0%
All Directors and Office Holders as a group (11 persons) (3)	5,276,861	44.6%

(1)	President and Chief Executive Officer and Class II Director; Ordinary Shares beneficially owned consist of (i) 3,420,823 Ordinary Shares, of which 3,416,823 are held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its Board of Directors and (ii) options to purchase 709,317 Ordinary Shares that are currently exercisable within 60 days from March 15, 2015, of which 567,162 have an exercise price per share of NIS 0.01 and will expire in September 2023, and 142,155 have an exercise price of $0.53 and will expire in September 2023. All such options were granted on December 30, 2013. Out of the 4,130,140 Ordinary Shares, Mr. Baharaff exercises sole voting and dispositive power over 713,317 shares beneficially owned and shared voting and dispositive power with G. Yaron Medical Research Ltd. over 3,416,823 shares.

(2)	Ordinary shares beneficially owned consist of 1,003,873 Ordinary Shares, of which 776,385 shares are held through Shirat HaChaim Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Hurvitz is the controlling shareholder and the chairman of its Board of Directors. Of the 1,003,873 Ordinary Shares, Mr. Hurvitz exercises sole voting and dispositive power over 227,488 Ordinary Shares and shared voting and dispositive power with Shirat HaChaim Ltd. over 776,385 shares.

(3)	All included options are exercisable as of, or will become exercisable within 60 days as of, March 15, 2015.

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PROPOSAL 1

Election of class I director

Membership of the Board

Under our Articles, the Board consists of three classes of directors (not including the two external directors, each of whom are not part of any class) which are appointed for fixed terms of office in accordance with the Companies Law and our Articles, with one class being elected each year for a term of approximately three years by our shareholders at our annual general meeting.

Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. The term of the initial Class I Directors will expire at the annual general meeting of shareholders to be held in 2015; the term of the initial Class II Directors will expire at the annual general meeting of shareholders to be held in 2016; and the term of the initial Class III Directors will expire at the annual general meeting of shareholders to be held in 2017. Dr. Halpern is the initial Class I Director; Mr. Shmuel Nir and Mr. Allen Baharaff are the initial Class II Directors; and Mr. William Marth and Mr. Chaim Hurvitz are the initial Class III Directors. In accordance with the Articles, any vacancies on the Board, including unfilled positions, may be filled by a vote of a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

The Articles provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board presently comprises seven members, two of whom are external directors.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the Company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the Company to that effect immediately and his or her service as a director will expire upon submission of such notice.

External Directors & Financial Experts

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public, or that are publicly traded outside of Israel, which we refer to as a public company, are required to appoint at least two natural persons as “external directors.”

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No person may be appointed as an external director if such person is a relative of a controlling shareholder or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of such person’s appointment to serve as an external director, any affiliation with the company to whose board of directors the external director is proposed to be appointed, with any controlling shareholder of the company, with a relative of such controlling shareholder, or with any entity controlled by the company or by a controlling shareholder of the company, or, if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, any affiliation, at the time of the appointment, to the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control, as well as service as an office holder (as such term is defined in the Companies Law and which term includes a director), except for a term of a director appointed in order to serve as an external director of a company that is about to offer its shares to the public for the first time. The Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute an affiliation, and has issued certain regulations with respect thereof.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated under the Companies Law, provided that at least one of the external directors has financial and accounting expertise. The board of directors must make the determination as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration those criteria and matters set forth in the regulations. In addition, the boards of directors of public companies are required to make a determination as to the minimum number of directors who must have such financial and accounting expertise based on, among other things, the type of company, its size, the volume and complexity of the company’s activities and the number of directors. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Marth qualifies as such. The external director who qualifies to have such expertise is Ms. Yaron-Eldar. Each of Ms. Yaron-Eldar and Mr. Marth qualifies as an audit committee financial expert pursuant to the applicable SEC rules, and accordingly as having the necessary financial sophistication as required by the Nasdaq Capital Market rules.

External directors are elected for a term of three years at the general meeting of shareholders by a simple majority, provided that the majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter as a result of an affiliation with a controlling shareholder, who are present and voting (abstentions are disregarded), or that the non-controlling shareholders or shareholders who do not have a personal interest in the matter as a result of an affiliation with a controlling shareholder who are present and voted against the election hold 2% or less of the voting power of the Company.

However, under regulations promulgated pursuant to the Companies Law, companies whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may elect external directors for additional terms that do not exceed three years each, beyond the three year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond three year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the required majority of shareholders as described above; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.

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Following termination of service as an external director, a public company, a controlling shareholder thereof and any entity controlled by a controlling shareholder, may not grant any benefit, directly or indirectly, to any person who served as an external director of such public company, or to his or her spouse or child, including, not appointing such person, or his or her spouse or child, as an office holder of such public company or of any entity controlled by a controlling shareholder of such public company, not employing such person or his or her spouse or child and not receiving professional services for pay from such person, either directly or indirectly, including through a corporation controlled by such person, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child; and until the lapse of one year from termination of office with respect to other relatives of the former external director.

Ms. Yaron-Eldar and Mr. Sidransky are the current external directors, appointed by our Board and approved by our shareholders to serve as such. Each external director will serve for an initial term of three years until June 2017.

Independent Directors Under the Companies Law

Under the Companies Law an “independent director” is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed and, upon termination of service as an independent director, is subject to the same restrictions with respect to receipt of benefits, service as an office holder, employment and provision of professional services as are applicable to external directors.

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, such as the Company, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards for audit committee membership and who meets certain non-affiliation criteria, which are less stringent than those applicable to external directors, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Compensation Regulations (as defined below). For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if the audit committee and the board of directors determine that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is to the company’s benefit.

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No nominees for external directors nor for independent directors are up for election at the Meeting.

At the Meeting, one (1) of the Company's current seven (7) directors is a candidate for election. The Board is recommending to the Company’s shareholders to elect the proposed nominee as a member of the Board. It is intended that proxies (other than those directing the proxy holders to vote otherwise) will be voted for the election of the proposed nominee - Dr. Maya Halpern, as a Class I member of the Board, to hold office until the expiration of her term at the 2018 annual meeting of shareholders and until a successor shall have duly taken office unless such office is earlier vacated under any relevant provisions of the Articles or the Companies Law.

Set forth below is information concerning the directors, senior management and executive officers of the Company as of March 15, 2015. The business address for each of our directors, senior management and corporate officers is c/o Galmed Pharmaceuticals Ltd., 8 Shaul Hamelech Blvd., Amot Mishpat Bldg., Tel Aviv, Israel 6473307.

Name	Age	Position
Chaim Hurvitz(1)	54	Chairman of the Board, Class III Director; Chairperson of the R&D Committee
Allen Baharaff	50	President and Chief Executive Officer, Class II Director
Dr. Maya Halpern	62	Chief Medical Officer, Class I Director
Josh Blacher(2)	42	Chief Financial Officer
George Tonelli(3)	55	Vice President of Clinical Operations
Dr. Maureen Graham	58	Vice President – Regulatory Affairs & Project Management
Dr. Antony Appleyard	40	Vice President – Drug Development
William Marth(1)(4)	60	Class III Director
Shmuel Nir(4)(5)(6)	53	Class II Director
Tali Yaron-Eldar(4)(5)(6)(7)	51	Director; External Director
David Sidransky, M.D. (1)(4)(5)(6)(7)	54	Director; External Director

(1)	A member of our research & development committee, or our R&D Committee.

(2)	On October 7, 2014, the Company and Mr. Ray Morris, the Company’s former Chief Financial Officer, mutually agreed to terminate the consulting agreement dated March 4, 2014, pursuant to which Mr. Morris served as the Company’s Chief Financial Officer. The termination was effective as of December 31, 2014. On December 30, 2014, the Company approved the appointment of Josh Blacher, effective as of January 1, 2015, to replace Mr. Morris and serve as Chief Financial Officer. Mr. Blacher’s employment with the Company was consummated on October 19, 2014, where he previously served as Senior Director, Corporate Development.

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(3)	On March 6, 2015, the Company entered into a Consulting Agreement to engage Mr. Tonelli to provide consulting services in connection with the Company's clinical trials, subject to the Company's remuneration committee and Board approval. Such approvals were granted on March 30, 2015. In providing such services Mr. Tonelli, shall act as the Company’s Vice President of Clinical Operations.

(4)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(5)	A member of our audit committee, or our Audit Committee.

(6)	A member of our remuneration committee, or our Remuneration Committee.

(7)	An external director under the Companies Law, approved by our shareholders.

Chaim Hurvitz, our chairman of the Board and a member of our R&D committee, joined our Board in 2011. Mr. Hurvitz currently serves as the CEO of CH Health, a private venture capital firm, a position he has held since May 2011. Mr. Hurvitz served as a member of the board of directors of Teva Pharmaceuticals Industries Ltd. from 2010 to 2014. Previously, he was a member of the senior management of Teva Pharmaceuticals Industries Ltd., serving as the President of Teva International Group from 2002 until 2010, as President and CEO of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President - Israeli Pharmaceutical Sales from 1999 until 2002. Mr. Hurvitz presently serves as a member of the management of the Manufacturers Association of Israel and head of its pharmaceutical branch. Mr. Hurvitz holds a Bachelor of Arts degree in political science and economics from Tel Aviv University, which was awarded in 1985.

Allen Baharaff, our controlling shareholder, President and Chief Executive Officer and a member of our Board, who co-founded the Group in 2000 and served as the Chief Financial Officer of GHI since 2000, as our Chief Executive Officer since January 2012 and as our President since March 2015. Prior to which, he held a number of senior executive positions, including a Senior Vice President position at Isramex Projects Ltd., an energy project financing company, and Managing Director of T+M Trusteeship & Management Services (Israel) Ltd., a subsidiary of a Swiss company providing trust and similar services. Since 2001, Mr. Baharaff also serves as a member of the board of directors of the Tel-Aviv Museum of Arts, chairing its educational activities and, since 2005, Mr. Baharaff serves as a Director of the Rubin Museum. Mr. Baharaff holds a Bachelor of Science degree in economics from the London School of Economics, University of London and LLB and MA degrees from Cambridge University. Since 1993, Mr. Baharaff has been a member of the Israel Bar Association.

Dr. Maya Halpern, our Chief Medical Officer and a member of our Board since 2011, is a Medical Advisor at CH Health, an Israeli private venture capital company controlled by our Chairman since 2011, prior to which, from 2000 to 2010, Dr. Halpern worked in the pharmaceutical industry as a medical director of Teva Pharmaceutical Industries Ltd. in Israel and in Teva’s international group of subsidiaries. Dr. Halpern’s experience covers managing clinical trials, as well as medical and ethical aspects of drug marketing. Dr. Halpern holds a Medical Degree from Hadassah Medical School, the Hebrew University, Jerusalem and an M.A. in philosophy from the Tel Aviv University.

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Josh Blacher, our Chief Financial Officer, has served in such capacity since January 2015. Prior to that, Mr. Blacher joined the Company in October 2014 as Senior Director, Corporate Development. Mr. Blacher has six years of experience in biotech-related business development, operations and investing, as well as 14 years in capital markets. Prior to joining the Company, among other things, Mr. Blacher served as Director of Business Development at Teva Innovative Ventures, Teva Pharmaceuticals’ early- and mid-stage investment and in-licensing arm from 2008 to 2011. In that capacity, Mr. Blacher helped build and manage Teva’s portfolio of approximately 20 equity investments in biotech companies, spanning a wide range of development stage companies from pre-clinical through Phase III projects, as well as various therapeutic areas. Previously, from 1995 to 2005. Mr. Blacher also held positions in portfolio management at Deutsche Asset Management and equity research at Morgan Stanley, as well as in mergers & acquisitions at Lehman Brothers. Mr. Blacher holds an MBA in Finance from Columbia Business School and a BA in Economics from Yeshiva University, which he was awarded in 2001 and 1995, respectively.

George Tonelli, our Vice President of Clinical Operations, has served in such capacity since March 2015. Mr. Tonelli has 20+ years of progressive experience in clinical development, operations and regulatory affairs. Prior to joining the Company, Mr. Tonelli planned and executed multiple clinical trials in the therapeutic area of Diabetes Mellitus at MannKind Corporation from 2005 to 2014, culminating in the FDA approval of Afrezza®. Prior to that, Mr. Tonelli held several leadership positions in clinical development and project management at Innapharma. He began his career in regulatory affairs in the Medical Research Division of American Cyanamid (Lederle Labs). He holds a Bachelor of Science degree from Rutgers University.

Dr. Maureen Graham, our Vice President - Regulatory Affairs & Project Management, has served in such capacity since 2012. Dr. Graham has over 25 years of experience within the pharmaceutical industry and has worked for several different companies, including GlaxoSmithKline from 1982 to 1985, Merck & Co from 1985 to 1994, IVAX Pharmaceuticals, Inc. from 1994 to 1998 and Amgen Inc. from 1998 to 2004. She has held a number of directorships, including within Niche Generics Limited, where she served from 2004 to 2005, and has served as the European Director of Regulatory Affairs at Amgen. Dr. Graham founded, and is the managing director of, Diamond BioPharm Limited in 2005, which is a leading technical and scientific consulting group of companies serving the biotechnology and pharmaceutical industry. Dr. Graham has direct experience with many types of products, including biotechnology, gene-therapy, new chemical entities and generics as well as experience and expertise in regulatory and product development issues associated with medicinal products for rare indications. Her extensive experience covers products at all stages of development ranging from preclinical to registration. Dr. Graham is a pharmacist by trade with a Ph.D. in Pharmaceutical Sciences from De Montfort University, Leicester, United Kingdom, which was awarded in 1983, and a Diploma in Regulatory Affairs from Cardiff University, Cardiff, Wales, United Kingdom, which was awarded in 2001.

Dr. Antony Appleyard, our Vice President - Drug Development and head of chemistry manufacturing and controls, or CMC, has served in such capacity since 2013. Dr. Appleyard is also Head of Development Projects at Diamond BioPharm Ltd., providing product development, regulatory and project management services with over 15 years of experience in research and development, drug discovery, drug delivery, new chemical entities, biologics, formulation, manufacturing and technology transfer. Prior to joining the Company, Dr. Appleyard was an Associate Director of Natural Products Chemistry at Novacta Biosystems Ltd, or Novacta, from 2009 to 2011 and at Cantab Biopharmaceuticals Ltd from 2012 to 2013, where he also held the development positions of CMC Lead and Head of Analysis for development programs. Prior to Novacta, from 2003 to 2004, Dr. Appleyard was engaged in international technology transfer activities for MAb processes at Abbott Laboratories in Dartford, England. He was awarded a degree in chemistry with honors in 1995 and a Ph.D. in biochemistry in 2001, both from the University of Leeds. From 2001 to 2003, Dr. Appleyard carried out post- doctoral research in the Departments of Chemistry and Biochemistry at the University of Cambridge. He is a Fellow of The Royal Society of Chemistry and a Chartered Chemist.

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William Marth, a director of the Company since March 2014, serves as president and chief executive officer elect of Albany Molecular Research Inc. since January 2014 and serves as the chairman of the board of directors of Sorrento Therapeutics since January 2014. Previously, Mr. Marth has served as chairman of the Board of Albany Molecular Research Inc. from May 2012 to December 2013, prior to which he served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. in the Americas from June 2010 to November 2012. From January 2008 to June 2010, he served as President and Chief Executive Officer of Teva North America and as President and Chief Executive Officer of Teva USA from January 2005 to January 2008. From July 1999 to January 2002, he was the Executive Vice President and Vice President of Sales and Marketing for Teva USA. Prior to joining Teva USA, he held various positions with the Apothecon division of Bristol-Myers Squibb. In February 2008, Mr. Marth was elected Chairman of the Generic Pharmaceutical Association where he is also a member of the executive committee. He is a licensed pharmacist and serves on various boards and committees, including The University of the Sciences in Philadelphia, the American Society for Health-System Pharmacists and the Board of Ambassadors for John Hopkins’ Project RESTORE. Mr. Marth earned his B.Sc. in pharmacy from the University of Illinois in 1977 and his M.B.A. in 1989 from the Keller Graduate School of Management, DeVry University.

Shmuel Nir, a director since 2007, serves as President and Chief Executive Officer of Tushia Consulting Engineers Ltd., an investment and management services company, and Chairman of the board of directors of Matan Digital Printers Ltd. From March 1998 to January 2008, he served as President and Chief Executive Officer of Macpell Industries Ltd., a leading industrial group. Between January 1991 and March 1998, Mr. Nir was an Executive Vice President of Operations at Macpell Industries Ltd. and President and Chief Executive Officer of two of its subsidiaries, New Net Industries Ltd. and New Net Assets Ltd. Prior to January 1991, Mr. Nir had held various positions with Intel Corporation in Jerusalem, Israel and Tefen Management Consulting. Between 1999 and 2006, Mr. Nir served as managing partner at Spring Venture Capital Fund. Mr. Nir holds a B.Sc. in Industrial Engineering and Management from the Technion - Israel Institute of Technology in Haifa, which was awarded in 1989.

Tali Yaron-Eldar, a director of the Company since March 2014 and an external director since June 2014, is an Israeli attorney specializing in taxation. Ms. Yaron-Eldar co-founded Yaron-Eldar, Paller, Schwartz & Co., Law Offices, in January 2013. Prior to January 2013, she was a partner at the law firm of Tadmor & Co. from March 2007 until December 2012 and a partner at the law firm of Cohen, Yaron-Eldar & Co. from 2004 until March 2007. From January 2004 until January 2008, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company and she has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar also serves as a director of a number of public companies, including Alliance Tire Company Ltd., Rossetta Genomics Ltd., Medtechnica Ltd., Magicjack Vocaltec Ltd., Lodgia Rotex Investments Ltd. and Tadea Technological Development and Automation Ltd. Ms. Yaron- Eldar holds an M.B.A. specializing in finance from Tel Aviv University which was awarded in 1995 and an LL.B. from Tel Aviv University which was awarded in 1987. Ms. Yaron-Eldar is also a member of the Israeli Bar Association.

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David Sidransky, M.D., has been an external director of the Company since June 2014. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 450 peer-reviewed publications, and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Champions Oncology and Tamir Biotechnology and is on the board of directors of Rosetta Genomics Ltd., Celsus Therapeutics Plc and Advaxis, Inc. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine. There are no family relationships between any director or executive officer. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management, as the case may be.

Basic Research Scientific Advisory Board and Clinical Advisory Board

We seek advice from our Basic Research Scientific Advisory Board and our Clinical Advisory Board generally on scientific and medical matters. Our Basic Research Scientific Advisory Board includes: Prof. Jose Mato, from CIC bioGUNE and CIC biomaGUNE, Spain, Prof. Zamir Halpern, from the Gastroenterology Institute of the Tel Aviv Sourasky Medical Center (Ichilov) in Tel Aviv, Israel; Prof. Fred Konikoff, Head of the Department of Gastroenterology and Hepatology at Meir Medical Center in Kfar Saba, Israel; Professor Kenichi Ikejima from Juntendo University in Tokyo, Japan; Dr. P. Jane Armstrong from the College of Veterinary Medicine at the University of Minnesota in Minneapolis, Minnesota, and who is also a member of the WSAVA Liver Study Group; Prof. Albert K. Groen from the University of Groningen in Groningen, Netherlands; and Prof. Paolo Parini from the department of Laboratory Medicine at the Karolinska Institute in Stockholm, Sweden. Our Clinical Advisory Board includes Professor Vlad Ratziu, from the University Pierre et Marie Curie in Paris, France and coordinator of the EU FP7 FLIP consortium; Professor Arun Sanyal, from the Virginia Commonwealth University in Richmond, Virginia; Dr. Rohit Loomba, from the University of California San Diego School of Medicine in San Diego, California; Professor Ran Oren from Hadassah University Hospital in Ein Kerem, Jerusalem, Israel and Prof. Eric Gershwin, Chief, Division of Rheumatology Allergy and Clinical Immunology of University of California at Davis, in Davis, California.

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Committees of the Board

Our Articles also provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a “managing director” such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board. In addition, the Companies Law requires public companies such as the Company to appoint an audit committee and a remuneration committee.

(i) Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, the majority of whom must be independent directors under the Companies Law. The Companies Law further stipulates that the following may not be members of the audit committee: (i) the chairman of the board of directors; (ii) any director employed by or providing services on an ongoing basis to the company, to a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; (iii) a director whose livelihood depends on a controlling shareholder; and (iv) a controlling shareholder or any relative of a controlling shareholder.

The Companies Law further requires that: (i) the chairperson of the audit committee must be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings and voting sessions, unless such person was invited by the chairperson of the committee for the purpose of presenting a specific subject matter thereof; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee be a majority of the members of the audit committee, provided that the majority of the members present are independent directors and at least one of them is an external director.

Our Board has adopted an audit committee charter setting forth the responsibilities of the Audit Committee consistent with the rules of the SEC and the Listing Rules of the Nasdaq Capital Market, as well as the requirements for such committee under the Companies Law, as described below.

Our Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, our Audit Committee meets with management at least once a year, at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal year and conveys its conclusions in this regard to the Board. Our Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them.

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Under the provisions of the Sarbanes-Oxley Act, the audit committee is directly responsible for the appointment, compensation and oversight of the work of a company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of a public company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the board of directors. In addition, pursuant to the Companies Law, the audit committee is required to examine the external auditors’ fees and to provide its recommendations with respect thereto to the appropriate corporate body. Accordingly, the appointment of the external auditors is required to be approved and recommended to the shareholders by our Audit Committee and approved by the shareholders. The compensation of the external auditors for audit services is required to be approved and recommended to the Board by our Audit Committee and approved by the Board. The Board has delegated its authority to approve the compensation of external auditors for non-auditing services to the Audit Committee.

Mr. Nir, Ms. Yaron-Eldar and Dr. Sidransky are the current members of our Audit Committee, with Ms. Yaron-Eldar serving as chairperson. Each of them is an “independent director” in accordance with the Nasdaq Capital Market corporate governance requirements, as affirmatively determined by our Board, and Ms. Yaron-Eldar and Dr. Sidransky also meet the qualifications for service as an “external director” under the Companies Law and the regulations promulgated thereunder, also as affirmatively determined by our Board and our shareholders. In addition, our Board has affirmatively determined that Ms. Yaron-Eldar also qualifies as an audit committee financial expert pursuant to the applicable SEC rules, and accordingly has the necessary financial sophistication as required by the Nasdaq Capital Market rules, and as a financial and accounting expert under the Companies Law.

(ii) Remuneration Committee

The Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors, including all of the external directors, who must generally also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation consistent with that of external directors and that is in compliance with the Compensation Regulations. In addition, the chairperson of the remuneration committee must be an external director.

The Companies Law further stipulates that directors who are not qualified to serve on the audit committee, as described above, may not serve on the remuneration committee either and that similar to the audit committee, generally, any person who is not entitled to be a member of the remuneration committee may not attend the remuneration committee’s meetings. Our Board has adopted a remuneration committee charter setting forth the responsibilities of our Remuneration Committee, as described below.

Our Remuneration Committee oversees the administration of the Company’s various compensation plans and arrangements, in particular, the incentive compensation, deferred compensation and equity based plans of the Company (and to the extent appropriate, of the subsidiaries of the Company) and assists the Board in fulfilling its responsibilities relating to the compensation of directors, the Chief Executive Officer and other office holders of the Company. In carrying out these duties, our Remuneration Committee meets on an ad hoc basis. Under the Companies Law, our Remuneration Committee may need to seek the approval of the Board and the shareholders for certain compensation decisions as described above. Each member of our Remuneration Committee is an “independent director” in accordance with the Nasdaq Capital Market corporate governance requirements, as affirmatively determined by our Board. Mr. Nir, Ms. Yaron-Eldar and Dr. Sidransky are the current members of our Remuneration Committee, with Ms. Yaron-Eldar serving as chairperson.

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(iii) R&D Committee

Our R&D Committee, which was established by the Board on May 2014, advises and assists the Board in its oversight of our research and development programs, including the rationale and timeline of clinical trials and other studies, as well as market surveys in connection therewith. The R&D Committee operates in accordance with the purposes and objectives determined by the Board from time to time. Mr. Hurvitz, Dr. Sidransky and Mr. Marth are the current members of our R&D Committee, with Mr. Hurvitz serving as chairperson.

Certain Approvals Required for Office Holders’ Compensation of the Companies Law

Pursuant to the Companies Law, the Company was required to adopt a compensation policy regarding the Terms of Office and Employment of its Office Holders (as such terms are defined below), including exemption and release of the Office Holders from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid, or the Terms of Office and Employment. The Company’s compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders, or the Compensation Policy, was approved by the Board in November 2014 after considering the recommendations of the Remuneration Committee and was adopted by the Company’s shareholders in December 2014.

The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of March 2015, in addition to the seven members of the Board, the Company considers four other individuals, including its Chief Financial Officer, its Vice President of Clinical Operations, its Vice President – Drug Development and its Vice President – Regulatory Affairs & Project Management to be Office Holders.

Pursuant to the Companies Law, arrangements between the Company and its office holders must generally be approved by the Remuneration Committee and the Board, and be consistent with the Compensation Policy. However, under certain circumstances, the Company may approve an arrangement that is not consistent with the Compensation Policy, if such arrangement is approved by a majority of the Company’s shareholders, provided that (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the arrangement constitute two percent or less of the voting power of the company, or the Special Majority.

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The Terms of Office and Employment of directors (including an officer who is a director but is not a controlling shareholder) further require the approval of the shareholders by a simple majority; with respect to a chief executive officer or an officer who is a controlling shareholder, the approval of the shareholders must be made by the Special Majority. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the Terms of Office and Employment of a non-affiliated candidate for chief executive officer.

Under certain circumstances, if the Terms of Office and Employment of Office Holders (who are not directors or controlling shareholders) are not approved by the shareholders, where such approval is required, the Remuneration Committee and the Board may subsequently override the resolution of the shareholders following a new discussion of the matter and for specified reasons. In addition, amendment of Terms of Office and Employment of Office Holders (who are not directors or controlling shareholders) requires the approval of the Remuneration Committee only, if the Remuneration Committee determines that the amendment is not material.

Compensation of Directors

As approved by our shareholders at our 2014 annual meeting, in connection with their services as directors of the Company, each of our directors from time to time, including external directors, is entitled to an annual payment of $30,000, plus value-added tax, if applicable, payable quarterly at the end of each quarter.

The compensation of external directors is also subject to the provisions of the Israeli regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors, or the Compensation Regulations, which provide that such compensation will not be less than the Minimum Amount (as defined in the Compensation Regulations).

See Proposal 2 below with respect to option grants proposed to be granted to non-management directors and Proposals 3 and 4 with respect to bonuses and option grants proposed to be granted to Mr. Baharaff and Dr. Halpern.

Employment Agreement with Our President and Chief Executive Officer

We entered into an employment agreement, dated December 23, 2013, with our President and Chief Executive Officer, Mr. Allen Baharaff, who is also a controlling shareholder, which was approved and ratified by our shareholders on December 30, 2013. Under the terms of his employment agreement, Mr. Baharaff is entitled to a gross monthly salary of $20,000. In addition, Mr. Baharaff will be eligible to receive (i) an annual bonus in an amount of two to six times his monthly base salary, to be determined based on the achievement of certain milestones set by our Board and (ii) upon the termination of his employment, special remuneration of nine times his gross monthly salary as consideration for certain noncompetition provisions contained in his employment agreement. Mr. Baharaff has received a special bonus of $200,000 in recognition of his efforts and contribution with respect to the consummation of our initial public offering. Mr. Baharaff will also receive other benefits required under Israeli law or that are customary for senior executives in Israel such as reimbursement for cellular telephone expenses, automobile maintenance expenses, and Company contributions equivalent to 5%, 8.33%, 2.5% and 7.5% of his gross monthly base salary towards certain pension, or a manager’s insurance policy, severance, disability and tax-advantaged savings funds, or a study fund, respectively. Mr. Baharaff will also contribute 5% and 2.5% of his gross monthly salary towards the manager’s insurance policy and study fund, respectively. Mr. Baharaff’s employment agreement is terminable by either party upon 90 days’ prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

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As of March 15, 2015, Mr. Baharaff holds options to purchase a total of 709,317 of our Ordinary Shares. All such options were granted under our 2013 Plan. The exercise price of 567,162 of such options is NIS 0.01 per share and the exercise price of 142,155 of such options is $0.53 per share. All such options will expire in September 2023.

See Proposals 3 and 4 below with respect to bonuses and option grants proposed to be granted to Mr. Baharaff.

Services of Dr. Maya Halpern

We entered into an employment agreement with Dr. Maya Halpern, our Chief Medical Officer and a member of our Board, dated December 23, 2013, on a part-time basis. Under her employment agreement, which became effective as of February 2014, Dr. Halpern is entitled to a gross monthly salary of NIS 20,000 (which is equivalent to US$5,602, based on an exchange rate of NIS3.58 per US$1.00, which reflects the average exchange rate for the year ended December 31, 2014) per month. In addition, Dr. Halpern will be eligible to receive other benefits required under Israeli law or that are customary for senior executives in Israel, including entitlement for travel expenses and Company contributions equivalent to 6%, 8.33% and 7.5% of her gross monthly base salary towards certain pension, or a manager’s insurance policy, severance and tax-advantaged savings funds, or a study fund, respectively. Dr. Halperin will also contribute 5.5% and 2.5% of her gross monthly salary towards the manager’s insurance policy and study fund, respectively. The employment agreement is terminable by either party upon 60 days’ prior written notice and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

As of March 30, 2015, Dr. Halpern holds to purchase a total of 64,152 fully-vested options to purchase a like amount of our Ordinary Shares, which are subject to the terms and conditions of our 2013 Plan and her option agreement. The exercise price of such options is $3.57 per share and each will expire in September 2023.

See Proposals 4 and 5 below with respect to bonuses and option grants proposed to be granted to Dr. Halpern.

Exculpation and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Articles include such a provision. The Company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify, or undertake in advance to indemnify, an office holder for the following liabilities and expenses, imposed on office holder or incurred by office holder due to acts performed by him or her as an office holder, provided its articles of association include a provision authorizing such indemnification:

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•	financial liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third-party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company;

•	a breach of the duty of care to the company or to a third-party; and

•	a financial liability imposed on the office holder in favor of a third-party.

Nevertheless, under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company in the event office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive unlawful personal benefit; or

•	a fine, monetary sanction, penalty or forfeit levied against the office holder.

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Under the Companies Law, exculpation, indemnification and insurance of office holders require the approval of the remuneration committee, board of directors and, in certain circumstances, the shareholders, as described above under “Certain Approvals Required for Office Holders’ Compensation of the Companies Law.”

Our Articles permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Each of our office holders have entered into an indemnification agreement with us. In addition, have entered into agreements with each of our office holders, that became effective immediately upon consummation of our initial public offering, which superseded and replaced each indemnification agreement previously entered into by such office holders with the Company, exculpating them, to the fullest extent permitted by Israeli law, from liability to us for damages caused to us as a result of a breach of the duty of care and undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from certain acts performed by such office holders in their capacity as an office holder of the Company, our subsidiaries or our affiliates. In accordance with each such new indemnification agreement, we agree to indemnify our office holders for certain liabilities resulting from our initial public offering. The indemnification is limited both in terms of amount and coverage.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the Class I Director, Dr. Maya Halpern, be, and she hereby is, re-elected for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2018 and when her successor has been duly elected.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of the above resolution.

The Board recommends that the shareholders vote "FOR" the proposed resolution.

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PROPOSAL 2

EQUITY AWARDS TO NON-MANAGEMENT DIRECTORS

As discussed above, pursuant to the Companies Law, an arrangement providing either cash or equity compensation to a director of the Company as a director, including with respect to his or her employment by the Company in other capacities, requires the approval of the Company’s Remuneration Committee, Board and shareholders. See Proposal 1 for further information regarding the process for approving compensation to directors, including with respect to their employment by the Company in other capacities.

Pursuant to the Compensation Policy, Galmed’s philosophy is to provide fair and reasonable compensation to its directors, taking into account its business environment, its size and nature of operations. With respect to their services as Board members, each director, either a management director or a non-management director, an external director or an independent director, is entitled to receive the same compensation for his or her services as a member of the Board and its committees. Accordingly, it is proposed to grant options to purchase Ordinary Shares of the Company to each of the Company's directors in the same amount; provided however, that, management directors, who are employed in other capacities by the Company, are also entitled to an additional compensation as such.

Therefore, this Proposal 2 is intended to approve only the equity awards of the non-management directors, while the equity awards for management directors are set forth under Proposals 3 and 4 below.

It is proposed to grant each of Chaim Hurvitz, Shmuel Nir, William Marth, Tali Yaron-Eldar and David Sidransky, options to purchase 10,000 Ordinary Shares of the Company at an exercise price of $5.49 per share (which was the average closing price at the 30 trading days preceding the Board’s meeting on December 30, 2014).

The above options will be granted under the 2013 Plan and shall vest over a period of four (4) years, such that 25% of the options shall be vested upon the lapse of 12 months following the date of grant, and thereafter the remainder of the options shall vest on an equally quarterly basis. The option grant is subject to the execution of an appropriate option agreement with the Company confirming the terms and conditions applying to the grant. The above options will expire on December 30, 2024. The options to the Israeli grantees shall be granted through a trustee, pursuant to the capital gains track for tax purposes, in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Income Tax Ordinance”). With respect to certain directors, the options will be granted only to the extent the grant complies with the limitations of the pre-ruling the Company obtained from the Israeli Tax Authority, in connection with its 2014 reorganization.

For additional information with respect to the biographies of the non-management directors, see Proposal 1 above.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to grant to each of the Company's non-management directors options to purchase 10,000 Ordinary Shares of the Company, under the Company's 2013 Plan, according to the provisions abovementioned.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of the above resolution.

The Board recommends that the shareholders vote "FOR" the proposed resolution.

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PROPOSAL 3

EQUITY AWARDS AND THE GRANT OF 2014 SPECIAL BONUS TO ALLEN BAHARAFF, THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER AND A DIRECTOR

As discussed above, pursuant to the Companies Law, arrangements between the Company and its Office Holders must generally be approved by the Remuneration Committee and the Board, and be consistent with the Compensation Policy. The Terms of Office and Employment of an officer who is a controlling shareholder, further require the approval of the shareholders by the Special Majority. See Proposal 1 for further information regarding the process for approving remuneration to directors, including with respect to their employment by the Company in other capacities.

As further discussed above, Mr. Allen Baharaff, the Company’s controlling shareholders, has an employment agreement with the Company pursuant to which he serves as the Company’s President and Chief Executive Officer. In addition, he is also entitled to receive director’s fees in connection with his capacity as director, as detailed above.

For additional information with respect to the remuneration of Mr. Allen Baharaff, please see Proposal 1 above under “Employment Agreement with Our President and Chief Executive Officer” and the proposed annual bonus, objectives and terms thereof under Proposal 5 below.

(a)	Grant of Options to Purchase Ordinary Shares

Consistent with the Compensation Policy, and taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Remuneration Committee and the Board have approved, and are recommending that the shareholders approve, to grant Mr. Baharaff, in his capacity as President and Chief Executive Officer and as a director, options to purchase 140,000 Ordinary Shares, of which (i) 130,000 are in connection with his services as President and Chief Executive Officer, and (ii) 10,000 are in connection with his services as a member of the Board, and in the same amount as proposed to be granted to all other Board members in Proposal 2 above. All options shall have an exercise price of $5.49 per share (which was the average closing price at the 30 trading days preceding the Board’s meeting on December 30, 2014).

The above options will be granted under the 2013 Plan and shall vest over a period of four (4) years, such that 25% of the options shall be vested upon the lapse of 12 months following the date of grant, and thereafter the remainder of the options shall vest on an equally quarterly basis. The option grant is subject to the execution of an appropriate option agreement with the Company confirming the terms and conditions applying to the grant. The above options will expire on December 30, 2024. The options shall be granted through pursuant to the capital gains track for tax purposes, in accordance with Section 3(i) of the Income Tax Ordinance. The above options will be granted only to the extent the grant complies with the limitations of the pre-ruling the Company obtained from the Israeli Tax Authority, in connection with its 2014 reorganization.

The Company views December 30, 2014, the original date of approval of the grant by the Board, as the date of grant for purposes of determining the value of an award for purposes of the Compensation Policy notwithstanding that shareholder approval may be required for such grants. As of such date, the value of the proposed award to Mr. Allen Baharaff, calculated in accordance with the Black & Scholes option pricing model, was $600,420.

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See Proposal 1 above, “Employment Agreement with Our President and Chief Executive Officer”, with respect to options to purchase Ordinary Shares currently held by Mr. Allen Baharaff.

(b)	2014 Ad Hoc Cash Bonus

The Company’s Compensation Policy provides for granting cash incentives to its Office Holders, at the discretion of the Company, taking into consideration, in addition to the principal compensation philosophy and objectives and set forth therein, the officer’s individual characteristics, overall Company considerations, internal equity and competitive pay practice.

Extensive managerial efforts were invested in the successful operations of the Company during 2014, including by the Company's President and Chief Executive Officer, Mr. Alan Baharaff.

Consistent with the Compensation Policy, and taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Remuneration Committee and the Board have approved and are recommending that the shareholders approve the grant to Mr. Baharaff, in his role as President and Chief Executive Officer, the payment of an ad hoc cash bonus equal to two months’ base salary in an amount of US$40,000.

It is proposed that the following resolutions be adopted at the Meeting:

(a)	“RESOLVED, to approve the grant to Mr. Allen Baharaff of options to purchase 140,000 Ordinary Shares, of which (i) 10,000 Ordinary Shares in connection with his services as a member of the Board, and (ii) 130,000 Ordinary Shares in connection with his services as President and Chief Executive Officer, all at the terms as set forth above;

(b)	RESOLVED, to approve the payment of an ad hoc cash bonus to Mr. Baharaff equal to two months’ base salary, in an amount of US$40,000;

The approval of each of the above resolutions requires approval by a Special Majority.

The Board recommends that the shareholders vote "FOR" the proposed resolutions.

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PROPOSAL 4

EQUITY AWARDS AND THE GRANT OF 2014 SPECIAL BONUS TO DR. MAYA HALPERN, THE COMPANY’S CHIEF MEDICAL OFFICER AND A DIRECTOR

As discussed above, pursuant to the Companies Law, an arrangement providing either cash or equity compensation to a director of the Company (including the grant of a bonus or options to purchase shares of the Company), including with respect to his or her employment by the Company in other capacities, requires the approval of the Company’s Remuneration Committee, Board and shareholders. See Proposal 1 for further information regarding the process for approving remuneration to directors, including with respect to their employment by the Company in other capacities.

As further discussed above, Dr. Maya Halpern has an employment agreement with the Company pursuant to which she serves as the Company’s Chief Medical Officer. In addition, she is also entitled to receive director’s fees in connection with her capacity as a director, as detailed above.

For additional information with respect to the remuneration of Dr. Maya Halpern, please see Proposal 1 above under “Employment Agreement with Our Chief Medical Officer” and the proposed annual bonus, objectives and terms thereof under Proposal 5 below.

(a)	Grant of Options to Purchase Ordinary Shares

Pursuant to considerations set forth in the Compensation Policy, and taking into account numerous factors and relevant information and materials presented to them, the Remuneration Committee and the Board have approved, and are recommending that the shareholders approve, that, with respect to the year 2014, to grant Dr. Maya Halpern, in her capacity as Chief Medical Officer and as a director, options to purchase 120,000 Ordinary Shares, of which (i) 110,000 are in connection with her services as Chief Medical Officer, and (ii) 10,000 are in connection with her services as a member of the Board, and in the same amount as proposed to be granted to all other Board members in Proposal 2 above. All options shall have an exercise price of $5.49 per share (which was the average closing price at the 30 trading days preceding the Board’s meeting on December 30, 2014).

The above options will be granted under the 2013 Plan and shall vest over a period of four (4) years, such that 25% of the options shall be vested upon the lapse of 12 months following the date of grant, and thereafter the remainder of the options shall vest on an equally quarterly basis. The option grant is subject to the execution of an appropriate option agreement with the Company confirming the terms and conditions applying to the grant. The above options will expire on December 30, 2024. The options shall be granted through a trustee, pursuant to the capital gains track for tax purposes, in accordance with Section 102 of the Income Tax Ordinance. The above options will be granted only to the extent the grant complies with the limitations of the pre-ruling the Company obtained from the Israeli Tax Authority, in connection with its 2014 reorganization.

The Company views December 30, 2014, the original date of approval of the grant by the Board, as the date of grant for purposes of determining the value of an award for purposes of the Compensation Policy notwithstanding that shareholder approval may be required for such grants. As of such date, the value of the proposed award to Dr. Maya Halpern, calculated in accordance with the Black & Scholes option pricing model, was $514,646.

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See Proposal 1 above under “Employment Agreement with Our Chief Medical Officer”, with respect to options to purchase Ordinary Shares currently held by Dr. Maya Halpern.

The Remuneration Committee and the Board have noted that the proposed option grant to Dr. Halpern deviates from the Compensation Policy limitations set forth therein, and therefore the Remuneration Committee and the Board also considered all relevant considerations and discussed all matters required under the Companies Law, and resolved to approve her option grant for the following reasons:

(i)	Dr. Halpern’s contribution to the Company’s research and development and clinical trial activity has been exceptional and she brings unique experience, skills expertise, professional experience and achievements. Additionally, the time she devotes to her duties as the Company's Chief Medical Officer exceeds the expected scope of work, which is on a part-time basis, under her employment agreement. Under these circumstances, and in light of the fact that her base salary is relatively low, the option grant is fair and reasonable; and

(ii)	Dr. Halpern’s option grant was approved while considering numerous factors, including, inter alia, external and internal benchmark analysis, and all relevant considerations set forth the Companies Law.

Pursuant to the above reasoning, the Remuneration Committee and the Board have approved and are recommending that the shareholders approve that, in deviation from the provisions of the Compensation Policy with respect to equity-based compensation to management directors, the value of equity-based compensation that will be granted to Dr. Halpern from time to time, may exceed four (4) times her annual base salary, but may not exceed nine (9) times her annual base salary as Chief Medical Officer, during any calendar year (which is similar to the limitation the Compensation Policy provides for equity based compensation of non-management directors), and unless a higher limitation is permitted by the Compensation Policy.

(b)	2014 Ad Hoc Cash Bonus

The Company’s Compensation Policy provides for granting cash incentives to its Office Holders, at the discretion of the Company, taking into considerations, in addition to the principal compensation philosophy and objectives and set forth therein, the officer’s individual characteristics, overall Company considerations, internal equity and competitive pay practice.

Extensive managerial efforts were invested in the successful operations of the Company during 2014, including by the Company's Chief Medical Officer, Dr. Maya Halpern.

Consistent with the Compensation Policy, and taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Remuneration Committee and the Board have approved and are recommending that the shareholders approve the grant to Dr. Halpern, in her role as Chief Medical Officer, the payment of an ad hoc cash bonus equal to two months’ base salary in an amount of US$10,285 (based on an exchange rate of US$ 1.00= NIS 3.889, which reflects the exchange rate for December 31, 2014):

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It is proposed that the following resolutions be adopted at the Meeting:

(a)	“RESOLVED, to approve the grant to Dr. Maya Halpern of options to purchase 120,000 Ordinary Shares, of which (i) 10,000 Ordinary Shares in connection with her services as a member of the Board, and (ii) 110,000 Ordinary Shares in connection with her services as Chief Medical Officer, all at the terms as set forth above;

(b)	RESOLVED, to approve the payment of an ad hoc cash bonus to Dr. Halpern equal to two months’ base salary, in an amount of US$10,285; and

(c)	RESOLVED, to approve that, notwithstanding the provisions of the Compensation Policy with respect to equity-based compensation to management directors, the Company may, from time to time, grant to Dr. Halpern equity-based compensation that exceed four (4) times her annual base salary, but not more than nine (9) times her annual base salary, unless a higher limitation is permitted by the Compensation Policy.

The approval of each of resolutions (a) and (c) requires an approval by a Special Majority, and resolution (b) requires a simple majority vote.

The Board recommends that the shareholders vote "FOR" the proposed resolutions.

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PROPOSAL 5

ANNUAL CASH BONUSES, AND RELATED OBJECTIVES AND TERMS THEREOF, FOR CALENDAR YEAR 2015 TO ALLEN BAHARAFF, THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER AND A DIRECTOR, AND TO DR. MAYA HALPERN, THE COMPANY’S CHIEF MEDICAL OFFICER AND A DIRECTOR

Consistent with the Compensation Policy, annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through team work and collaboration.

Consistent with the Compensation Policy and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as the related objectives and related weights including applicable thresholds and the formula for calculating the annual cash bonuses to be granted to the Company's President and Chief Executive Officer and to its Chief Medical Officer. Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Remuneration Committee and the Board have approved, and are recommending that the shareholders approve, the following annual bonuses for the 2015 for each of Mr. Allen Baharaff and Dr. Maya Halpern and the following proposed related objectives and terms thereof.

Eligibility

Mr. Baharaff and Dr. Halpern shall each be eligible to receive an annual cash bonus for the year 2015, without the need for further shareholder approval, subject to the following: (i) continuous employment of Mr. Baharaff as President and Chief Executive Officer and Dr. Halpern as Chief Medical Officer, through December 31, 2015; (ii) achievement of the specific objectives using the pre-defined key performance indicators; (iii) the limitations of the Compensation Policy and applicable law; and (iv) all other terms of the bonus plan as set forth below.

Payout terms

The payout terms for each of Mr. Baharaff and Dr. Halpern’s annual cash bonus objectives for 2015 are as follows:

Level of Achievement of Objectives	% Achievement of Objectives	Potential Annual Bonus as a % of Annual Base Salary
Threshold	Less than 80%	No bonus
Target	100%	45%(1)
Maximum Bonus	120%	50%(2)

(1) 45% of an officer’s annual cash bonus equals approx. 5 months’ of base salary and benefits.

(2) 50% of an officer’s annual cash bonus equals approx. 6 months’ of base salary and benefits.

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Payouts for performance between the threshold and target are determined linearly based on a straight line interpolation of the applicable payout range (i.e. 22.5% for each 10% change in performance).

No additional payout is made for performance in excess of 120% achievement of the performance criteria.

Payout formula

[Annual Base Salary] x [Target Bonus] x [Actual Performance] = [Payout]

Payment in Equity-based Compensation

The Company may determine, with respect to any or all officers, that a portion of the annual cash bonus will be paid in equity-based compensation (including options and RSUs), in accordance with a specific mechanism to be determined by the Remuneration Committee. Such equity award will be subject to the terms, conditions and limitations set forth in the Compensation Policy with respect thereof, as well as the 2013 Plan. The above equity-based award shall vest over a period of four (4) years, such that 25% shall be vested upon the lapse of 12 months following the date grant, and thereafter the remainder shall vest on an equally quarterly basis. The equity-based award is subject to the execution of an appropriate award agreement with the Company confirming the terms and conditions applying to the grant, and shall expire after ten years from the date of grant. The equity-based award shall be granted pursuant to the capital gains track for tax purposes, in accordance with Sections 3(i) or 102 of the Income Tax Ordinance. The exercise price of options to purchase Company’s ordinary shares pursuant to Section 102 and/or Section 3(i) of the Income Tax Ordinance shall be the average closing price of the Company’s Ordinary Shares on NASDAQ at the 30 trading days prior to the approval of the grant by the Company.

2015 Key Performance Indicators

The Remuneration Committee and the Board have approved, and are recommending that the shareholders approve, the following objectives for the year 2015 for the Company's President and Chief Executive Officer and to its Chief Medical Officer, consistent with the Compensation Policy:

Key Performance Indicator	Weight
Successful advancement of ARREST clinical trial	30%
Successful advancement of cholesterol gallstones POC study	20%
Progress in research and development of other POC indications of aramchol	10%
R&D efforts with respect to combination therapy for aramchol	5%
New indications brought to the R&D committee and approved	5%
Progress in research and development stages (e.g. formulation, API, etc.)	5%
Enter into new collaborations	5%
Personal evaluation of overall performance, including Company strategy, leadership and team work	Up to 20%

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Consistent with the Compensation Policy, in addition and/or in case of any or all of the performance measures were not met, the Remuneration Committee and the Board shall have the discretion to determine the payout, as well as the authority to grant a discretionary component for each officer, which will be in an amount that shall not exceed the greater of (x) 20% of such officer’s total cash bonus and (y) 2 months’ base salary of such officer. Such discretionary component shall be deemed as an integral part of the annual cash bonus.

It is proposed that the following resolutions be adopted at the Meeting:

(a)	“RESOLVED, to approve the 2015 annual cash bonuses for Mr. Allen Baharaff, the Company's President and Chief Executive Officer and a director, and the related objectives and terms thereof as set forth above; and

(b)	“RESOLVED, to approve the 2015 annual cash bonuses for Dr. Maya Halpern, the Company's Chief Medical Officer and a director, and the related objectives and terms thereof as set forth above.”

The approval resolution (a) requires approval by a Special Majority, and the approval of resolutions (b) requires a simple majority vote.

The Board recommends that the shareholders vote "FOR" the proposed resolutions.

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PROPOSAL 6

AMENDMENT TO THE COMPANY’S 2013 INCENTIVE SHARE OPTION PLAN

We maintain one equity-based incentive plan, our 2013 Incentive Share Option Plan (the “2013 Plan”), which was adopted by the Board on September 2, 2013 and approved by the Company’s shareholders on December 30, 2013. The 2013 Plan will expire on September 2, 2023.

The 2013 Plan provides for the grant of options to purchase Ordinary Shares and the issuance of restricted shares to our and our affiliates’ respective directors, employees, office holders, service providers and consultants. Our 2013 Plan provides for such equity-based compensation under various and different tax regimes.

Options granted under the 2013 Plan will vest in accordance with the vesting dates as determined by the Board following the recommendation of the Remuneration Committee or any other similar committee of the Board with respect to each grant. Generally, options that are not exercised within ten years from the grant date expire, unless otherwise determined by the Board and the Remuneration Committee, as applicable; provided, however, that pursuant to our Compensation Policy, any equity-based awards to Office Holders must include both a minimum vesting period of not less than one year from the date of grant, and an exercise period of no more than ten years from the date of grant.

If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination or within a longer period under specified circumstances. Any expired or unvested options shall return to the option pool reserved under the 2013 Plan for reissuance.

Options issued to the Office Holders of the Company, including to its President and Chief Executive Officer, its Chief Medical Officer, its non-management directors and its external directors, are currently made under the 2013 Plan.

See Proposal 7 below with respect to Ordinary Shares outstanding under the 2013 Plan and a proposal to increase the number of shares available for future equity awards.

Restricted Share Units

The Board approved, and is recommending that the shareholders approve, an amendment to the 2013 Plan, according to which, the 2013 Plan will provide for terms and conditions with respect to restricted share units (“RSUs”). RSUs are notional units that each represent the right to receive one share upon a specified settlement date, and may be granted to participants under the 2013 Plan on such terms and conditions as the Company shall determine, subject to certain limitations imposed by the 2013 Plan, as detailed in the form attached hereto as Exhibit A, including the following:

(a)	Generally, the vesting of RSUs will be subject to the participant’s continued employment with the Company, and to the vesting provisions as set forth in the 2013 Plan with respect to options to purchase shares. In addition, the Company may require that certain performance conditions be met for purposes of vesting in awards of RSUs.

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(b)	Unless otherwise determined by the Company, if a participant ceases to be employed by the Company, for any reason other than death or disability or by the Company, such participant’s unvested RSUs will be forfeited for no consideration, and his or her vested RSUs will be settled in accordance with the settlement schedule set forth in the applicable award agreement. If a participant’s employment is terminated for cause, or the participant resigns in circumstances where Company is entitled to terminate such participant’s employment for cause, such participant’s RSUs (both vested and unvested) will be forfeited for no consideration. In the event of termination due to death or disability the participant’s RSUs will, as if no termination had occurred, continue to vest and, if applicable, will settle in accordance with the settlement schedule set forth in the applicable award agreement.

(c)	During the vesting period for restricted shares granted under the 2013 Plan, a participant will be entitled to vote such shares. Dividends declared and paid on RSUs will generally be withheld by the Company for the participant’s account without interest and will be subject to vesting and forfeiture to the same degree as the RSUs to which such dividends relate.

(d)	Consistent with 2013 Plan, Restricted Share Units may be granted under various and different tax regimes, including, without limitation pursuant and subject to Section 102 and Section 3(i) of the Income Tax Ordinance.

The Board shall be authorized to make such additional amendments to the 2013 Plan with respect to RSUs, as the Board deems necessary to satisfy the requirements of Section 102 of the Income Tax Ordinance.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the proposed amendment to the Company’s 2013 Incentive Share Option Plan, in the form attached as Exhibit A to the Company’s Proxy Statement for its 2015 annual shareholder meeting and to authorize the Board to make such additional amendments, as set forth therein.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution

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Proposal 7

INCREASE IN THE NUMBER OF SHARES AVAILABLE FOR FUTURE ISSUANCE UNDER THE COMPANY’S 2013 INCENTIVE SHARE OPTION PLAN

We maintain one equity-based incentive plan, our 2013 Plan, as detailed in Proposal 6 above.

As of March 15, 2015, 2,340,492 Ordinary Shares were either subject to outstanding equity awards granted or available for grant, of which: (i) 1,944,003 were subject to outstanding options (of which (a) 1,239,752 were vested or will be vested within 60 days as of the date hereof, and (b) 330,000 were allocated by the Board to certain Office Holders and are subject to shareholder approval and/or to the obtainment of a tax pre-ruling from the Israeli Tax Authority); and (ii) 435,126 remained available for future equity awards pursuant to the 2013 Plan.

The Board approved, and is recommending that the shareholders approve, to authorize and reserve for purposes of and for future issuance under the 2013 Plan, an additional 750,000 Ordinary Shares, such that the aggregate Ordinary Shares under 2013 Plan will be 3,090,492.

The Company believes the increased number of shares it is asking shareholders to approve is necessary for the Company to be able to attract and retain executive officers, employees, directors and consultants.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to authorize and reserve for purposes of and for issuance under the Company’s 2013 Incentive Share Option Plan an additional 750,000 Ordinary Shares.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

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Proposal 8

Re-APPOINTMENT OF Auditors

At the 2015 Annual General Meeting of Shareholders, Brightman Almagor Zohar & Co., independent registered public accountants in Israel and a member firm of Deloitte Touche Tohmatsu Limited, will be nominated for re-appointment as the auditors of the Company for the fiscal year ending December 31, 2015 and until the next annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and the Articles, the appointment of external auditors requires the approval of the shareholders of the Company, and their compensation requires the approval of the Board, following approval and recommendation by the Audit Committee. The Board has delegated its authority to approve the compensation of external auditors for non-audit services to the Audit Committee. The Audit Committee has reviewed, and is satisfied with, the performance of Brightman Almagor Zohar & Co., and has approved and is recommending to shareholders to approve, their re-appointment as the Company’s external auditors.

One of our Audit Committee’s main roles is to assist the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent registered public accounting firm. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our Audit Committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

All audit-related and non-audit-related services performed by Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Touche Tohmatsu Limited during 2014 and 2013 were pre-approved by the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2014 and 2013:

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	2014	2013
	(US$ in thousands)
Audit Fees(1)	60	60
Audit-Related fees (2)	141	-
All other Fees (3)	13	-
Total	214	60

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Includes fees for our initial public offering in the United States in 2014.

(3)	Includes professional fees related to an EU governmental incentive plan.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, be, and they hereby are reappointed as auditors of the Company for the fiscal year ending December 31, 2015 and until the 2016 annual general meeting of shareholders.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of such resolution.

The Board recommends that the shareholders vote "FOR" the proposed resolution.

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PRESENTATION OF THE 2014 FINANCIAL STATEMENTS

The Board has approved, and is presenting to shareholders for receipt and consideration at the Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2014, which are included in the Company’s annual report on Form 20-F for the year ended December 31, 2014, available on the Company’s website at www.galmedpharma.com.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Chaim Hurvitz
CHAIM HURVITZ
Chairman of the Board

/s/ Allen Baharaff
ALLEN BAHARAFF
President and Chief Executive Officer

Tel Aviv, Israel

April 2, 2015

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Exhibit A

2013 Incentive Share Option Plan

36

GALMED PHARMACEUTICALS LTD.

2013 INCENTIVE SHARE OPTION PLAN

GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

This plan, as amended from time to time, shall be known as GALMED PHARMACEUTICALS LTD. 2013 Incentive Share Option Plan (the "ISOP").

1.	PURPOSE OF THE ISOP

The ISOP is intended to provide an incentive to retain, in the employ of the Company (as defined below) and its Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors, consultants, service providers and any other entity which the Board (as defined below) shall decide their services are considered valuable to the Company, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to this ISOP.

2.	DEFINITIONS

For purposes of the ISOP and related documents, including the Option Agreement (as defined below), the following definitions shall apply:

2.1.	"Affiliate" for purposes of US Options and any related definition, means a Subsidiary or Parent; and for purposes of Israeli Options and any related definitions means any "employing company" within the meaning of Section 102(a) of the Ordinance.

2.1.1.	"Parent" means a "parent corporation" whether now or hereafter existing, as defined in Section 424(e) of the Code.

2.1.2.	"Subsidiary" means a "subsidiary corporation" whether now or hereafter existing, as defined in Section 424(f) of the Code.

2.2.       "Articles" means the Articles of Association of the Company, as may be amended from time to time.

2.3.       “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of such Participant’s award pursuant to the ISOP with respect to shares, Restricted Share Units or other types of equity awards set forth herein.

~~2.2.~~2.4.         "Board" means the Board of Directors of the Company.

~~2.3.~~2.5.         "Cause" means, (i) conviction of any felony involving moral turpitude or affecting the Company and/or its Affiliates; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Optionee's direct supervisor, which involves the business of the Company and/or its Affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company and/or its Affiliates; (iv) any breach of the Optionee's fiduciary duties or duties of care owed to the Company and/or its Affiliates; including without limitation disclosure of confidential information of the Company and/or of its Affiliates; (v) dismissal under the circumstances defined in Section 16 and/or Section 17 of the Israeli Severance Pay Law, 1963; and (vi) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company and/or to its Affiliates.

~~2.4.~~2.6.         "Chairman" means the chairman of the Committee.

~~2.5.~~2.7.         "Code" means the United States Internal Revenue Code of 1986 as amended.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

~~2.6.~~2.8.         "Committee" means a compensation committee or any other similar committee as may be appointed by the Board in accordance with applicable law.

~~2.7.~~2.9.        "Company" means Galmed Pharmaceuticals Ltd., a company incorporated under the laws of the State of Israel registration No. 514953512.

~~2.8.~~2.10.       "Companies Law" means the Israeli Companies Law 5759-1999, as amended.

~~2.9.~~2.11.       "Controlling Shareholder" shall have the meaning ascribed to such term in Section 32(9) of the Ordinance.

~~2.10.~~2.12.     "Date of Grant" means, the date of grant of an Option, as determined by the Board and set forth in the Optionee's Option Agreement.

~~2.11.~~2.13.     "Employee" means an Israeli Employee or a US Employee, as applicable, as well as any employees of the Company and/or any of its Affiliates worldwide who are domiciled in other jurisdictions and therefore subject to different tax regimes and further subject to any applicable sub-plans to this ISOP as may be adopted by the Board from time to time.

~~2.11.1.~~2.13.1.    "Israeli Employee" means a person who is considered an Israeli resident for Israeli income tax purposes and who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder of the Company or its Affiliates, but excluding for purposes of any 102 Option, any Controlling Shareholder.

~~2.11.2.~~2.13.2.    "US Employee" means any person, including an individual who is serving as a director or an office holder, employed by the Company or any Affiliate. A US Employee shall not cease to be a US Employee in the case of (i) any leave of absence approved by the Company or any Affiliate or (ii) transfers between locations of the Company or between the Company, its Affiliates or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the 181st day of such leave any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

~~2.12.~~2.14.     "Expiration Date" means the date upon which an Option shall expire, as set forth in Section 10.2~~10.2~~ of the ISOP.

~~2.13.~~2.15.     "Fair Market Value" means as of any date, the value of a Share determined as follows:

(i)	If the Shares are listed on any established stock exchange or a national market system, including without limitation the Tel Aviv Stock Exchange, NASDAQ National Market system, or the NASDAQ SmallCap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable. Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company's shares are listed on any established stock exchange or a national market system or if the Company's shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company's shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

(ii)	If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

(iii)	In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

~~2.14.~~2.16.     "IPO" means the initial public offering of the Company's shares.

~~2.15.~~2.17.     "ISOP" means this Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan.

~~2.16.~~2.18.     "ITA" means the Israeli Tax Authorities.

~~2.17.~~2.19.    "Non-Employee" means a consultant, advisor, service provider, Controlling Shareholder (for purposes of 102 Options) or any other person who is not an Employee.

~~2.18.~~2.20.     "Option" means an option to purchase one or more Shares of the Company pursuant to the ISOP.

~~2.18.1.~~2.20.1.       "Israeli Options" means 102 Options and 3(i) Options.

~~2.18.1.1.~~2.20.1.1.    "102 Option" means any Option granted to Israeli Employees pursuant to Section 102 of the Ordinance.

~~2.18.1.2.~~2.20.1.2.    "Approved 102 Option" means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

~~2.18.1.3.~~2.20.1.3.    "Unapproved 102 Option" means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

~~2.18.1.4.~~2.20.1.4.    "3(i) Option" means an Option granted pursuant to Section 3(i) of the Ordinance.

~~2.18.1.5.~~2.20.1.5.    "Capital Gain Option (CGO)" as defined in Section 5.4~~5.4~~ below.

~~2.18.1.6.~~2.20.1.6.    "Ordinary Income Option (OIO)" as defined in Section 5.5~~5.5~~ below.

~~2.18.2.~~2.20.2.       "US Options" means Incentive Stock Options and Nonstatutory Stock Options.

~~2.18.2.1.~~2.20.2.1.    "Incentive Stock Option" shall have the meaning given to such term under Section 422 of the Code.

~~2.18.2.2.~~2.20.2.2.    "Nonstatutory Stock Options" means options to U.S. residents which would not qualify as Incentive Stock Options.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

~~2.19.~~2.21.     "Optionee" means a person who receives or holds an Option under the ISOP.

~~2.20.~~2.22.     "Option Agreement" means the share option agreement between the Company and an Optionee that sets out the terms and conditions of an Option grant.

2.23.   "Ordinance" means the Israeli Income Tax Ordinance [New Version] 1961, as amended.

~~2.21.~~2.24.     “Participant” means a person who has been granted an award under the ISOP, or if applicable, such other person or entity who holds an award.

2.25.   "Purchase Price" means the price for each Share subject to an Option.

~~2.22.~~2.26.     “Restricted Share Unit” or “RSU” means a notional unit representing the right to receive one Share on a specified settlement date.

~~2.23.~~2.27.     "Section 102" means section 102 of the Ordinance, as amended.

~~2.24.~~2.28.     "Share" means the ordinary shares of the Company, NIS 0.01 to be par value each.

~~2.25.~~2.29.     "Successor Company" means any entity the Company is merged to or is acquired by, in which the Company is not the surviving entity.

~~2.26.~~2.30.    "Transaction" means: (A) Board or (if approval of the shareholders of the Company is required) shareholder approval of: (1) any consolidation, reorganization or merger of the Company in which the Company is not the continuing or surviving corporationor pursuant to which Options would be converted into cash, securities or other property, other than a merger of the Company in which the holders of Ordinary Shares immediately prior to the merger have the same proportionate ownership of Ordinary Shares of the surviving corporation immediately after the merger; or (2) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets or shares of the Company; (B) any person or group (within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934) other than the Company making a tender offer or exchange offer to acquire any Ordinary Shares (or securities convertible into Ordinary Shares) for cash, securities or any other consideration, provided that: (1) at least a portion of such securities sought pursuant to the offer in question is acquired; and (2) after consummation of such offer, the person in question is the “beneficial owner” (as such term is defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934), directly or indirectly, of 20% or more of the outstanding Ordinary Shares (calculated as provided in paragraph (d) of such Rule 13d-3 in the case of rights to acquire Ordinary Shares); in each case unless the Board or the Committee decides that such transaction shall not constitute a Transaction.

~~2.27.~~2.31.    "Trustee" means any person appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance, as well as a custodian performing similar functions as my be required under any applicable tax regime or jurisdiction.

~~2.28.~~2.32.     "Vested Option" means any Option, which has already been vested according to the Vesting Dates.

~~2.29.~~2.33.     "Vesting Dates" means, as determined by the Board or by the Committee, the date as of which the Optionee shall be entitled to exercise the Options or part of the Options, as set forth in Section 11~~11~~ of the ISOP.

~~2.30.~~2.34.    "10% Shareholder" means an Optionee who at the time of grant owns, or is considered as owning within the meaning of Section 424(d) of the Code, shares possessing more than 10% of the total combined voting power of all classes of shares of the Company (or any Parent or Subsidiary of the Company).

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

3.	ADMINISTRATION OF THE ISOP

3.1.	The Board shall have the power to administer the ISOP either directly or upon the recommendation of the Committee, all as provided by applicable law and in the Articles. Notwithstanding the above, the Board shall automatically have residual authority if no Committee shall be constituted or if such Committee shall cease to operate for any reason.

3.2.	The Committee shall have the power to recommend to the Board and the Board shall have the full power and authority to: (i) designate ~~p~~Participants; (ii) determine the terms and provisions of the respective Option Agreements, including, but not limited to, the number of Options to be granted to each Optionee, the number of Shares to be covered by each Option, provisions concerning the time and the extent to which the Options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares covered by each Option in accordance with the principles set forth in section 2.15~~2.14~~ of the ISOP; (iv) make an election as to the type of Approved 102 Option; (v) designate the type of Options; (vi) alter any restrictions and conditions of any Options or Shares subject to any Options; (vii) determine the terms and provisions of the respective Award Agreements, including, but not limited to, the number of RSUs to be granted to each Participant, the number of Shares to be covered by each RSU, provisions concerning the time and the extent to which the RSUs may be settled and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (viii) interpret the provisions and supervise the administration of the ISOP; (~~vii~~ix) accelerate the right of an Optionee to exercise in whole or in part, any previously granted Option; (~~i~~x) determine the Purchase Price of the Option; (xi) prescribe, amend and rescind rules and regulations relating to the ISOP; and (xii) make all other determinations deemed necessary or advisable for the administration of the ISOP, including make any requisite adjustments in the ISOP and determine the relevant terms in any Option Agreement in order to comply with the requirements of any relevant tax regimes and make any requisite adjustments in the ISOP and determine the relevant terms with respect to any applicable sub-plans to this ISOP as may be adopted by the Board.

3.3.	Notwithstanding the above, the Committee shall not be entitled to grant Options to the Optionees, however, it will be authorized to issue Shares underlying Options which have been granted by the Board and duly exercised pursuant to the provisions herein in accordance with section 112(a)(5) of the Companies Law.

3.4.	The Board shall have the authority to grant, at its discretion, to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having a purchase price equal to, lower than or higher than the Purchase Price of the original Option so surrendered and canceled and containing such other terms and conditions as the Board may prescribe in accordance with the provisions of the ISOP.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

3.5.	Subject to the Articles and applicable law, all decisions and selections made by the Board or the Committee pursuant to the provisions of the ISOP shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes with respect to any proposed action of the Board or the Committee relating to any Option to be granted to that member. Any decision reduced to writing shall be executed in accordance with the provisions of the Company's Articles, as the same may be in effect from time to time. Further, decisions and selections regarding grant of Options to 'office holders' (as such term defined in the Companies Law) may be seprately regulated by Chapter 4A (Compensation Policy for Office Holders) of the Companies Law and may accordingly require the approval of the Committee, Board and in some cases the Company’s shareholders by a special majority.

3.6.	The interpretation and construction by the Committee of any provision of the ISOP or of any Option Agreement thereunder shall be final and conclusive unless otherwise determined by the Board.

3.7.	Subject to the Company's Articles, applicable law and to all approvals legally required, including, but not limited to the provisions of the Companies Law, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the ISOP unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Articles, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise, subject however to any limitations under any applicable law.

4.	DESIGNATION OF PARTICIPANTS AND OTHER MATTERS

4.1.	The persons eligible for participation in the ISOP as Optionees or as Participants shall include any Employees and/or Non-Employees of the Company or of any Affiliate.

4.2.	The ISOP is intended to enable the Company to grant options and issue shares under various and different tax regimes, including, without limitation: (i) pursuant and subject to Section 102 or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Ordinance; (iii) as Incentive Stock Options; (iv) Nonstatutory Stock Options; (v) to Optionees in jurisdictions other than Israel and the United States; ~~and~~ (vi) as restricted shares; (vii) as Restricted Share Units; (viii) as performance share units; (ix) as market share units; and (x) as share appreciation rights. Accordingly, the Board may consider and resolve (subject to the Articles and applicable law) on introducing amendments to this ISOP and/or to adopt sub-plans thereto in order to accommodate any of the foregoing or any other types of options or stock based incentives under any applicable tax regime or jurisdiction.

4.3.	Notwithstanding anything provided herein, the Company does not warrant that the ISOP will be recognized by the income tax authorities in any jurisdiction or that future changes will not be made to the provisions of applicable laws, or rules or regulations which are promulgated from time to time thereunder, or that any exemption or benefit currently available, whether pursuant to the Ordinance or the Code or otherwise, will not be abolished.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

4.4.	Incentive Stock Options may be granted only to US Employees. 102 Options may be granted only to Israeli Employees.

4.5.	In the event that the Options are designated as Incentive Stock Options, then notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For the purposes of this Section 4.5~~4.4~~, Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

4.6.	The grant of an Option hereunder shall neither entitle the Optionee to participate nor disqualify the Optionee from participating in, any other grant of Options pursuant to the ISOP or any other option or share plan of the Company or any of its Affiliates.

4.7.	Anything in the ISOP to the contrary notwithstanding, all grants of Options to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law or any successor act or regulation and all other applicable laws and regulations, as in effect from time to time, including without lmitation Chapter 4A (Compensation Policy for Office Holders) of the Companies Law.

5.	DESIGNATION OF OPTIONS PURSUANT TO SECTION 102

5.1.	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

5.2.	The grant of Approved 102 Options shall be made under this ISOP and shall be conditioned upon the approval of this ISOP by the ITA.

5.3.	Approved 102 Option may either be classified as Capital Gain Option or Ordinary Income Option.

5.4.	Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance shall be referred to herein as “CGO”.

5.5.	Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance shall be referred to herein as “O1O”.

5.6.	The Company's election of the type of Approved 102 Options as CGO or OIO granted to Employees (the "Election"), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Option. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Option under this ISOP and shall remain in effect at least until the end of the year following the year during which the Company first granted Approved 102 Options. The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

5.7.	All Approved 102 Options must be held in trust by a Trustee, as described in Section 0~~6~~ below.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

5.8.	For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

5.9.	With regards to Approved 102 Options, the provisions of the ISOP and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer's (within the ITA) permit, and the said provisions and permit shall be deemed an integral part of the ISOP and of the Option Agreement. Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the ISOP or the Option Agreement, shall be considered binding upon the Company and the Optionees.

6.	TRUSTEE

6.1.	Appointment of Trustee. The Board shall appoint (and may, from time to time, replace) a Trustee for the purposes of the ISOP, in accordance with the requirements of aplpicable law.

6.2.	Holding Period. Approved 102 Options which shall be granted under the ISOP and/or any Shares allocated or issued upon exercise of such Approved 102 Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the "Holding Period"). In the case the requirements for Approved 102 Options are not met, then the Approved 102 Options may be treated as Unapproved 102 Options, all in accordance with the provisions of Section 102 and regulations promulgated thereunder.

6.3.	Optionee's Tax Liabilities. Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Optionee's tax liabilities arising from Approved 102 Options which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

6.4.	Holding Limitations. With respect to any Approved 102 Option, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, an Optionee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Optionee.

6.5.	Trustee Release. Upon receipt of Approved 102 Option, the Optionee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the ISOP, or any Approved 102 Option or Share granted to him thereunder.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

7.	SHARES RESERVED FOR THE ISOP; RESTRICTION THEREON

7.1.	The Company has reserved 1,500,000 Shares for the purposes of the ISOP, subject to adjustment as set forth in Section 0~~9~~ below, and as may be increased from time time in accordance with the terms of this ISOP. Any Shares which remain unissued and which are not subject to the outstanding Options at the termination of the ISOP shall cease to be reserved for the purpose of the ISOP, but until termination of the ISOP the Company shall at all times reserve sufficient number of Shares to meet the requirements of the ISOP. Should any Option for any reason expire or be cancelled prior to its exercise or relinquishment in full, the Shares subject to such Option may again be subjected to an Option under the ISOP or under the Company's other share option plans.

7.2.	Each Option granted pursuant to the ISOP, shall be evidenced by a written Option Agreement between the Company and the Optionee, in such form as the Board or the Committee shall from time to time approve. Each Option Agreement shall state, among other matters, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option, 3(i) Option, Incentive Stock Option or Nonstatutory Stock Option), the Vesting Dates, the Purchase Price per share, the Expiration Date and such other terms and conditions as the Committee or the Board in its discretion may prescribe, provided that they are consistent with this ISOP and subject to the applicable law.

7.3.	Until the consummation of an IPO, such Shares shall be voted by an irrevocable proxy (the "Proxy") pursuant to the directions of the Board, such Proxy to be assigned to the person or persons designated by the Board. Such person or persons designated by the Board shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him/her, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the voting of such Proxy unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the person(s) may have as a director or otherwise under the Company's Articles, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise. Without derogating from the above, with respect to Approved 102 Options, such shares shall be voted in accordance with the provisions of Section 102 and any rules, regulations or orders promulgated thereunder

8.	PURCHASE PRICE

8.1.	The Purchase Price of each Share subject to an Option shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. However, in the case of an Incentive Stock Option, the Purchase Price shall not be less than 100% of the Fair Market Value of the underlying Shares on the Date of Grant or such other amount as may be required pursuant to the Code. Each Option Agreement will contain, inter alia, the Purchase Price determined for each Optionee.

8.2.	Non Incentive Stock Option shall be granted to an Optionee who is a 10% Shareholder, unless at such time the Purchase Price is at least 110% of the Fair Market Value of the underlying Shares and the Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the Date of Grant.

8.3.	The Purchase Price shall be payable upon the exercise of the Option in a form satisfactory to the Board or Committee, including without limitation, by cash or check. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

8.4.	The Purchase Price shall be denominated in the currency of the primary economic environment of, either the Company, any of its Affiliates, or the Optionee (that is the functional currency of the Company or the currency in which the Optionee is paid) as determined by the Company.

9.	ADJUSTMENTS.

Upon the occurrence of any of the following described events, Optionee's rights to purchase Shares under the ISOP shall be adjusted as hereafter provided:

9.1.	Transaction Events. In the event of Transaction, the unexercised Options then outstanding under the ISOP shall be, as of the effective date of such Transaction, cancelled and shall be of no further force and effect. The Company shall notify the Optionee of the Transaction in such form and method as it deems applicable at least ten (10) days prior to the effective date of such Transaction. Notwithstanding the foregoing, the Committee or the Board shall have full power and authority to determine that the Options shall not be cancelled but shall be assumed or substituted for an appropriate number of shares of each class of shares or other securities of the Successor Company (or a parent or subsidiary of the Successor Company) as were distributed to the Company or the shareholders of the Company in connection and with respect to the Transaction. In the case of such assumption and/or substitution of Options, appropriate adjustments shall be made to the Purchase Price so as to reflect such action and all other terms and conditions of the Option Agreements shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Committee or the Board, which determination shall be in their sole discretion and final.

9.2.	Acceleration. Notwithstanding the above and subject to any applicable law, the Board or the Committee shall have full power and authority to determine (but that shall not be obligated to determine) that in certain Option Agreements:

9.2.1.	There shall be a clause instructing that, in any Transaction or the occurrence of any other event determined by the Board, the Vesting Dates shall be accelerated, or partially accelerated so that any unvested Option or any portion thereof shall be immediately vested as of the date which is ten (10) days prior to the effective date of the Transaction (and contingent upon the occurrence of the Transaction) or prior to the effective date of the event determined by the Board of Directors.

9.2.2.	There shall be a clause instructing that, if the Optionee's employment with the Successor Company is terminated by the successor company without Cause within certain period, as determined in the Option Agreement, which shall not exceed two (2) years of the closing of such Transaction, the Vesting Dates shall be accelerated so that certain unvested portion of the substituted Option shall be immediately vested in full or in part as of the date of such termination without Cause.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

9.3.	For the purposes of section 9.1~~9.1~~ above, an Option shall be considered assumed or substituted if, following the Transaction, the Option confers the right to purchase or receive, for each Share underlying an Option immediately prior to the Transaction, the consideration (whether shares, options, cash, or other securities or property) received in the Transaction by the Company or by the holders of shares held on the effective date of the Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Transaction is not solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary, the Committee may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Option, to be solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary equal in Fair Market Value to the per Share consideration received by holders of a majority of the outstanding shares in the Transaction; and provided further that the Committee may determine, in its discretion, that in lieu of such assumption or substitution of Options for options of the Successor Company or its parent or subsidiary, such Options will be substituted for any other type of asset or property including cash which is fair under the circumstances.

9.4.	Liquidation or Dissolution. If the Company is voluntarily liquidated or dissolved while unexercised Options remain outstanding under the ISOP, the Company shall notify all unexercised Option holders of such liquidation, and the Option holders shall then have ten (10) days to exercise any unexercised Vested Option held by them at that time, in accordance with the exercise procedure set forth herein. Upon the expiration of such ten-days period, all remaining outstanding Options will terminate immediately.

9.5.	Changes in Capitalization. If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company (other than a Transaction), and as often as the same shall occur, then the number, class and kind of the Shares subject to the ISOP or subject to any Options therefore granted, and the Purchase Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding shares. Upon happening of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the ISOP (as set forth in Section 7~~7~~ hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

9.6.	Anything herein to the contrary notwithstanding, if prior to the completion of the IPO all or substantially all of the shares of the Company are to be sold, or in case of a Transaction, all or substantially all of the shares of the Company are to be exchanged for securities of another Company, then each Optionee shall be obliged to sell or exchange, as the case may be, all of the Shares such Optionee purchased under the ISOP, in accordance with the instructions issued by the Board in connection with the Transaction, whose determination shall be final. Without derogating from the generality of the foregoing, and in addition thereto, each Optionee shall be obligated to sell and/or exchange all of the Shares such Optionee purchased under the ISOP, in accordance with any “bring along” (i.e. a provision according to which all shareholders of the Company are required to sell their shares/options in the event that the holders of a minimum percentage of the Company’s share capital has determined to sell or exchange such minimum percentage to a third party) or any similar provisions, all as specified in the Articles.

9.7.	The Optionee acknowledges that in the event that the Company's shares shall be registered for trading in any public market, Optionee's rights to sell the Shares may be subject to certain limitations (including a lock-up period), as will be requested by the Company or its underwriters, and the Optionee unconditionally agrees and accepts any such limitations.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

10.	TERM AND EXERCISE OF OPTIONS

10.1.	Options shall be exercised by the Optionee by giving written notice to the Company and/or to any third party designated by the Company (the "Representative"), in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price at the Company's or the Representative's principal office and compliance with any tax obligations as further specified in section 20.1~~20.1~~ below, and/or in the Option Agreement. The notice shall specify the number of Shares with respect to which the Option is being exercised.

10.2.	Options, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Option Agreement; (ii) in the event of a Transaction and other events, as stated in Section 9~~9~~ above, and (iii) the expiration of any extended period in any of the events set forth in section 10.5~~10.5~~ below, and with respect to Incentive Stock Options, also as prescribed under Section 8~~8~~ above.

10.3.	The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of section 10.5~~10.5~~ below, the Optionee is employed by, serves as a director, or provides services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise, and subject, to the provisions of Section 2.20.2.1~~2.19.2.1~~ as they may apply to Incentive Stock Options.

10.4.	Subject to the provisions of section 10.5~~10.5~~ below, in the event of termination of Optionee's employment, directorship or service-provider relationship, with the Company or any of its Affiliates, all Options granted to such Optionee will immediately expire. A notice of termination of employment, directorship or services shall be deemed to constitute termination of employment or services. For the avoidance of doubt, in case of such termination of employment, directorship or services, the unvested portion of the Optionee's Option shall not vest and shall not become, exercisable.

10.5.	Notwithstanding anything to the contrary hereinabove and unless otherwise determined in the Optionee's Option Agreement, an Option may be exercised after the date of termination of Optionee's employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Options at the time of such termination according to the Vesting Dates, if:

(i)	termination is without Cause, in which event any Vested Option still in force and unexpired may be exercised within a period of ninety (90) days after the date of such termination; or

(ii)	termination is the result of death or disability of the Optionee, in which event any Vested Option still in force and unexpired may be exercised within a period of twelve (12) months after the date of such termination. With respect to Incentive Stock Option, if such disability is not a "disability" as such term is defined in Section 22(e)(3) of the Code, such Option shall automatically cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option on the day three months and one day following such termination. In the case of an Incentive Stock Option, such Option shall automatically cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option if exercised more than 1 (one) year following the date the Optionee ceased to be a US Employee as a result of his disability.; or

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

(iii)	prior to the date of such termination, the Committee shall authorize an extension of the terms of all or part of the Vested Options beyond the date of such termination for a period not to exceed the period during which the Options by their terms would otherwise have been exercisable, and provided further that the Vested Options may lose their status as Incentive Stock Options and/or Approved 102 Option, if such extension extends beyond the maximum extension authorized by the Ordinance or the Code, as applicable.

For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Option (whether vested or non-vested), will immediately expire and terminate, and the Optionee shall not have any right in connection to such outstanding Options.

10.6.	To avoid doubt, the Optionees shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any Option, nor shall they be deemed to be a class of shareholders or creditors of the Company for purpose of the operation of sections 350 and 351 of the Companies Law or any successor to such sections, until registration of the Optionee as holder of such Shares in the Company's register of shareholders upon exercise of the Option in accordance with the provisions of the ISOP (following which time, the provisions of the Articles shall apply subject to any applicable law), but in case of Options and Shares held by the Trustee, subject to the provisions of Section 6~~6~~ and 7.3~~7.3~~ of the ISOP.

10.7.	Any form of Option Agreement authorized by the ISOP may contain such other provisions as the Committee may, from time to time, deem advisable.

10.8.	With respect to Unapproved 102 Option, if the Optionee ceases to be employed by the Company or any Affiliate, the Optionee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11.	VESTING OF OPTIONS

11.1.	Subject to the provisions of the ISOP, each Option shall vest following the Vesting Dates and for the number of Shares as shall be provided in the Option Agreement. However, no Option shall be exercisable after the Expiration Date.

11.2.	An Option may be subject to such other terms and conditions on the time or times when it may be exercised, as the ~~Committee~~ Board may deem appropriate. The vesting provisions of individual Options may vary.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

12.	SHARES SUBJECT TO RIGHT OF FIRST REFUSAL

12.1.	Notwithstanding anything to the contrary in the Company's Articles, none of the Optionees shall have a right of first refusal in relation with any sale of shares in the Company.

12.2.	Unless otherwise determined by the Committee, until such time as the Company shall complete an IPO, an Optionee shall not have the right to sell Shares issued upon the exercise of an Option within six (6) months and one day of the date of exercise of such Option or issuance of such Shares. Unless otherwise determined by the Committee, until such time as the Company shall complete an IPO, the sale of Shares issuable upon the exercise of an Option shall be subject to a right of first refusal as determined in the Company’s Articles, as existing from time to time.

13.	DIVIDENDS

With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options purchased by the Optionee and held by the Optionee or by the Trustee, as the case may be, the Optionee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Articles and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

14.	RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

14.1.	No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ISOP, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee. Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

14.2.	As long as Option's and/or Shares are held by the Trustee on behalf of the Optionee, all rights of the Optionee over the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

15.	EFFECTIVE DATE AND DURATION OF THE ISOP

15.1.	The ISOP shall be effective as of the day it was adopted by the Board and shall terminate at the end of ten (10) years from such day of adoption.

15.2.	The Company shall obtain the approval of the Company's shareholders for the adoption of this ISOP or for any amendment to this ISOP, if shareholders' approval is necessary or desirable to comply with any applicable law including without limitation the US securities law or the securities laws of other jurisdiction applicable to Options granted to Optionees under this ISOP, or if shareholders' approval is required by any authority or by any governmental agencies or national securities exchanges including without limitation the US Securities and Exchange Commission or as may be required under the Company's Articles.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

16.	AMENDMENTS OR TERMINATION

Without derogating from any other rights granted herein to the Board, the Board may at any time, but when applicable, after consultation with the Trustee, amend, alter, suspend or terminate the ISOP. No amendment, alteration, suspension or termination of the ISOP shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Company, which agreement must be in writing and signed by the Optionee and the Company. Termination of the ISOP shall not affect the Committee's ability to exercise the powers granted to it hereunder with respect to Options granted under the ISOP prior to the date of such termination.

17.	GOVERNMENT REGULATIONS

The ISOP, and the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee, including the registration of the Shares under the United States Securities Act of 1933, the Companies Law, the Israeli Securities Law 1968 and the Ordinance and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

18.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES ; NO CLAIMS

18.1.	Neither the ISOP nor the Option Agreement with the Optionee shall impose any obligation on the Company or an Affiliate thereof, to continue any Optionee in its employ or service, and nothing in the ISOP or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

18.2.	No Optionee or other person shall have any claim to be granted any Options, and there is no obligation for uniformity of treatment of Optionees. The terms and conditions of Options and the Board’s determinations and interpretations with respect thereto need not be the same with respect to each Optionee (whether or not such Optionees are similarly situated).

18.3.	No income or gain which shall be credited to or which purports to be credited to an Optionee as a result of this ISOP shall in any manner be taken into account in the calculation of the basis of the Optionee's entitlements from the Company or any Affiliate or in the calculation of any social welfare right or other rights or benefits arising out of the employee/employer or any other relationship (including, without limitation, any benefits under any pension, retirement, severance, profit sharing, bonus, life insurance, vacation or other legal requirement or benefit plan of the Company or any Related Company). Except as otherwise determined by the Board, if, pursuant to any law, the Company or any Affiliate shall be obliged for the purposes of calculation of the said items to take into account income or gain actually or theoretically credited to the Optionee, the Optionee shall indemnify the Company or any Affiliate against any expense caused to it in this regard.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

18A.   RESTRICTED SHARE UNITS

Notwithstanding anything to the contrary in the ISOP, all provisions set forth hereunder with respect to Options shall also apply to Restricted Share Units, except for and subject to, as may be determined by the Board and as follows:

18A.1 General. the terms and conditions of each Restricted Share Unit grant shall be evidenced by an Award Agreement. Such Award Agreement may, at the discretion of the Board, include payment for dividend equivalents. Unless otherwise set forth in an Award Agreement, dividend equivalents, if any, with respect to the Restricted Share Units shall be withheld by the Company for the Participant’s account, and shall be subject to vesting and forfeiture to the same degree as the Restricted Share Units to which such dividends relate. Except as otherwise determined by the Board, no interest will accrue or be paid on the amount of any dividend equivalents withheld.

18A.2 Vesting. Restricted Share Units shall vest in such manner, on such date or dates, or upon the achievement of any performance objectives, in each case, as set forth in Section 11 above or as may be determined by the Board and set forth in the Award Agreement.

18A.3 Settlement of Restricted Share Units. Upon such date or dates designated in the applicable Award Agreement, unless earlier forfeited, subject to the receipt of any approvals required from any relevant tax authority, the Company shall settle each Restricted Share Unit by delivering one Share. For the avoidance of doubt, no exercise price will be payable by the Participant in connection with such settlement, and the relevant provisions relating to exercise price of Options shall not apply to awards of RSUs.

18A.3 Termination of Employment or Service. Except as may otherwise be provided in an Award Agreement or otherwise by the Board:

(i)    in the event of an Participant e’s termination prior to a vesting date for any reason other than (a) the Participant’s death or disability, or (b) by the employer for Cause, (1) all vesting with respect to such Participant’s Restricted Share Units shall cease, (2) all of such Participant’s unvested Restricted Share Units shall immediately be forfeited for no consideration as of the date of such termination and (3) to the extent not already settled, all of such Participant’s vested Restricted Share Units shall be settled in accordance with the settlement schedule set forth in the applicable Award Agreement;

(ii)  In the event of an Participant’s termination prior to a vesting date by reason of such Participant’s death or disability, all of such Participant’s Restricted Share Units shall immediately become vested as of the date of such termination and shall be settled promptly following the date of such termination.

(iii)  In the event of a Participant’s termination for Cause prior to settlement, all of such Participant’s Restricted Share Units shall immediately be forfeited for no consideration as of the date of such termination.

18A.4 Designation of Participants. Consistent with Section 4.2 above, Restricted Share Units may be granted under various and different tax regimes, including, without limitation pursuant and subject to Section 102 and Section 3(i) of the Ordinance, and the relevant provisions relating to Incentive Stock Options and/or Approved 102 Option as set forth in the ISOP shall also apply to Participants awarded with Restricted Share Units, as shall be further detailed in the Award Agreement.

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GALMED PHARMACEUTICALS LTD. 2013 INCENTIVE SHARE OPTION PLAN

19.	GOVERNING LAW & JURISDICTION

The ISOP shall be governed by and construed and enforced in accordance with the laws of the State of Israel, applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws, subject to the provisions of the Code with respect to Incentive Stock Options and, in the event of any ambiguity or conflict, the provisions hereof shall be so construed and applied as to give effect to the intention that any Incentive Stock Option granted will qualify as such under Section 422 of the Code. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the ISOP.

20.	TAX CONSEQUENCES

20.1.	Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including, without limitation, withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

20.2.	The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to an Optionee until all required payments have been fully made.

21.	NON-EXCLUSIVITY OF THE ISOP; MULTIPLE AGREEMENTS

21.1.	The adoption of the ISOP by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Options otherwise than under the ISOP, and such arrangements may be either applicable generally or only in specific cases. For the avoidance of doubt, prior grant of options to Optionees of the Company under their employment agreements, and not in the framework of any previous option plan, shall not be deemed an approved incentive arrangement for the purpose of this Section 21~~2121~~.

21.2.	The terms of each Option may differ from other Options granted under the ISOP at the same time, or at any other time. The Board may also grant more than one Option to a given Optionee during the term of the ISOP, either in addition to, or in substitution for, one or more Options previously granted to that Optionee.

Adopted on the 2nd day of September 2013; Amended on the 30th day of March 2015.

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